Exhibit 99.8

MINE SAFETY DISCLOSURE

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Act requires the Company to report certain information regarding mine safety and health enforcement actions at our mines.  Our mines are subject to regulation by the Mine Safety and Health Administration ("MSHA"), acting pursuant to the Federal Mine Safety and Health Act of 1977, 30 U.S.C. 814 ( "Act").  MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred.

The following table lists the information we are required to disclose, including the total number of specific citations and orders issued by MSHA to the Company at each of its mines, together with the total dollar value of the proposed civil penalties assessed during the calendar year ended December 31, 2025:

Mine	Section 104(a) S&S Citations[1] (#)	Section 104(b) Orders[2] (#)	Section 104(d) Citations and Orders[3] (#)	Section 110(b)(2) Violations[4] (#)	Section 107(a) Orders[5] (#)	Total Dollar Value of MSHA Assess- ments Proposed[6] ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations or Potential Thereof Under Section 104(e)[7] (yes/no)	Legal Actions Pending as of Last Day of Period[8] (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Galena	22	0	0	0	0	$51,738	0	No	0	0	0
Relief Canyon Mine	0	0	0	0	0	$0	0	No	0	0	0

1. MSHA issues citations under Section 104(a) of the of the Act for violations of the Act or any mandatory health or safety standard, rule, order or regulation promulgated thereunder.  A Section 104(a) citation designated as "significant and substantial" indicates that the violation was reasonably likely to result in a reasonably serious injury or illness under the unique circumstances contributed to by the violation.

2. A Section 104(b) withdrawal order is issued if, upon a follow up inspection, MSHA finds that a violation has not been abated within the period of time as originally fixed in the violation and determines that the period of time for the abatement should not be extended. Under a withdrawal order, all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area of the mine until the inspector determines that the violation has been abated.

3. Section 104(d) of Act authorizes MSHA to issue a citation for a for an S&S violation that is caused by the unwarrantable failure of the operator to comply with a mandatory health or safety standard.  If during the same inspection or any subsequent inspection of the mine within 90 days after issuance of the citation, MSHA finds another violation caused, a withdrawal order is issued, under which all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area until the inspector determines that the violation has been abated.

4. A flagrant violation under Section 110(b)(2) of the Act is a violation that results from a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonable could have been expected to cause, death or serious bodily injury.

5. MSHA is authorized under Section 107(a) of the Act to issue an imminent danger order when it finds that an imminent danger exists in a mine.  An imminent danger is the existence of any condition or practice which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated.  Upon issuance of such an order, all persons, other than those required to abate the condition or practice and certain others, must be withdrawn from and are prohibited from entering the affected area until MSHA determines that such imminent danger and the conditions or practices which caused the imminent danger no longer exist.

6. These dollar amounts include the total amount of all proposed assessments from MSHA under the Act relating to any type of violation during the period, including proposed assessments for non-S&S citations that are not specifically identified in this exhibit, regardless of whether the Company has challenged or appealed the assessment.

7. Under Section 104(e), MSHA is authorized to notify the mine operator of its determination that a pattern of S&S violations exists at the mine.  If upon inspection of the mine within 90 days after issuance of the notice MSHA finds another S&S violation, MSHA shall issue an order under Section 104(e) requiring all persons, other than those required to abate the violation and certain others, to be withdrawn from and prohibited from entering the affected area until the MSHA determines that the violation has been abated.

8. There were no legal actions pending before the Federal Mine Safety and Health Review Commission as of the last day of the period covered by this report. In addition, there were no pending actions that are (a) contests of citations and orders referenced in Subpart B of 29 CFR Part 2700, (b) complaints for compensation referenced in subpart D of 29 CFR Part 2700; (c) complaints of discharge, discrimination or interference referenced in Subpart E of 29 CFR Part 2700; (d) applications for temporary relief referenced in Subpart F of 29 CFR Part 2700; or (e) appeals of judges' decisions or orders to the Federal Mine Safety and Health Review Commission referenced in Subpart H of 29 CFR Part 2700.